

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 20, 2021

Matthew Hammond
Chief Financial Officer
Therapeutics Acquisition Corp.
200 Berkeley Street, 18th Floor
Boston, MA 02116

> **Re: Therapeutics Acquisition Corp.**
> **Registration Statement on Form S-4**
> **Filed March 23, 2021**
> **File No. 333-254600**

Dear Dr. Hammond:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed March 23, 2021

Questions and Answers for Stockholders of RACA
What matters will be considered at the Special Meeting?, page 5

1.   Where you discuss the advisory proposal related to DGCL Section 203, revise to briefly identify the content of the proposal, here and throughout the proxy statement/prospectus.

What conditions must be satisfied to complete the Business Combination?, page 8

2.   Revise this Q&A to disclose the conditions of the closing and to clarify which conditions are waivable and by which party or parties. Revise the risk factor on page 81 to further address the risks associated with the waivable conditions.

Summary, page 17

3. On page 19 and elsewhere in the prospectus, you describe radiation therapy as a "de-risked modality across many cancers." You also speak of POINT's "products once approved," and state that its "lead assets . . . have proven objective clinical response data that support pursuing a development path that enables registration in large markets." As safety and efficacy determinations are solely within the FDA's authority and they continue to be evaluated throughout all phases of clinical trials, please remove references to "de-risked," "products" (as they are only product candidates until they receive regulatory approval), refrain from statements assuming they will be approved, and avoid statements of "proven response" and any similar references in your prospectus.

4. We note the references to positive clinical data that was obtained from prospective studies of your product candidates. Please clarify that phase of these clinical trial studies and who conducted the trials. Please also balance this disclosure by disclosing that these positive results may not result in successful completion of your clinical trials or approval of your product candidates for commercialization.

Risk Factors
Risks Related to POINT's Reliance on Third Parties, page 46

5. File the agreements with the third party suppliers on which POINT is substantially dependent, as required by Item 601(b)(10)(ii)(B) of Regulation S-K and disclose the names of those suppliers as required by Item 101(h)(4)(v) of Regulation S-K.

Risks Related to RACA and the Business Combination, page 75

6. On page 81, please revise this risk factor to disclose that there is also a risk that your exclusive forum provision may result in increased costs for investors to bring a claim.

Background to the Business Combination, page 102

7. Substantially revise the background section to provide additional detail regarding the depth of evaluation the management team conducted of the over 50 other candidates it considered, the 28 it contacted and the two with which it entered into non-disclosure agreements. In doing so, clarify the industry or industries targeted, why the alternatives considered were not pursued and when consideration and, to the extent they began, when negotiations began and ended. Disclose what was addressed at the October 28, 2020 meeting, and clarify if POINT was under consideration at that time. Disclose the first contact with POINT and which party initiated the contact.

8. Clarify RA Capital's role and the representatives of RA Capital who participated in the negotiations throughout the background discussion.

9.   Clarify what information about POINT business RA Capital obtained via the data room and the POINT Board and management team presentations in November and December 2020.

10.   Clarify how RA Capital Management determined the terms for the initial term sheet proposed on January 14, 2021, and revise the subsequent discussions of changes to the terms to clarify the reasons the terms changed. We note the equity valuation of POINT went from $565 million to $603 million, to $520.1 million, and that several revised versions of the business combination agreement were exchanged between the parties from March 5 to March 11.

The Board's Reasons for the Business Combination, page 108

11.   We note from the second paragraph that the Board did not obtain a fairness opinion, but that it relied on the "necessary analyses and determinations regarding the Business Combination" the officers and directors and financial advisor provided to the Board. The factors cited below include the "valuations and trading of comparable publicly traded companies." Revise this section to disclose the financial analyses of the comparable companies, transactions and other analysis upon which the board relied in reaching its decision. In doing so, provide the material assumptions underlying the analysis, including the criteria used to select comparable companies and/or transactions. If there were any analyses that did not support the fairness of the transaction, please include appropriate disclosure.

12.   We note the Board considered "POINT's business model, outlook, financial plan, and debt structure." As it appears that RACA's Board, officers and directors and/or financial advisors reviewed projected financial information provided by POINT, please revise to disclose such projections, how the board used any projections provided and discuss all material assumptions used to develop the projections. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.

Summary of RACA Financial Analysis, page 111

13.   Revise the precedent transaction comparables to provide additional information to clarify why the board believed this analysis is reliable. In particular we note the age of these transactions, the fact that only two companies were used, their vast size by comparison to this target, and the narrow criteria cited. Please also further describe the comparative analysis between POINT and the precedent transaction comparables conducted by RACA and how that resulted in an implied enterprise value for POINT.

Satisfaction of 80% Test, page 112

14.   Further clarify how the Board reached this determination.

U.S. Federal Income Tax Considerations, page 130

15.   Please revise this section to provide a tax opinion in accordance with Regulation S-K,
        Item 601(b)(8). Please refer to Sections III.C.3 and 4 of Staff Legal Bulletin No. 19
        concerning assumptions and opinions subject to uncertainty. In revising your disclosure,
        please clarify the first paragraph, which states the entire tax discussion only applies to
        redemptions, although you address other situations within the tax disclosure section.
        Eliminate the repetition between the first paragraph and the redemption discussion in the
        paragraphs on page 130-132.

16.   Revise the first sentence on page 130, the similar language on page 134 and throughout
        this section, to eliminate the term "certain" and clarify that you have described all the
        material U.S. federal tax consequences. In addition, you "urge holders of [y]our common
        stock . . . to consult their own tax advisors concerning the U.S. federal . . . tax
        consequences" of the transaction. Investors are entitled to rely on your disclosure. Revise
        to eliminate this and similar disclaimers throughout this section. You may recommend
        that investors consult their own advisors with respect to the personal tax consequences of
        the transactions, which may vary. For guidance, refer to Section III.D. of Staff Legal
        Bulletin No. 19.

Information About POINT
Our Pipeline, page 159

17.   Increase the fonts in your pipeline and in the graphics beginning on page 167 so that the
        text is readable.

18.   Revise the pipeline to indicate those product candidates you have licensing or
        collaboration agreements to develop. Please also revise the arrows in the pipeline chart to
        accurately reflect the stage of development for each product candidate. For example, the
        arrow for PNT2003 suggests that Phase 3 is complete and the arrow for PNT2002
        suggests Phase 3 is more than halfway complete when the first patient dosed is not
        expected until the second quarter of 2021. In addition the arrow for PNT2001 and
        PNT2004 show that pre-clinical development is complete but disclosure elsewhere in the
        prospectus states that addition pre-clinical testing is planned or ongoing.

Our Programs, page 164

19.   For each clinical trial you discuss, please disclose whether there were treatment-related
        serious adverse events and, if so, identify them.

Intellectual Property, page 174

20.   For PNT 2001, revise to clarify the number of pending U.S. patent applications and to what they relate, and the locations of the remaining pending patent applications.

License Agreements, page 175

21.   Revise the disclosure of each of your licenses to include all material terms, including without limitation, the upfront license fee paid, the annual license maintenance fee to be paid, the term of the agreement, the aggregate amount of milestone payments under the agreement and the amounts paid to date, the royalty fee, the royalty term, and the termination. We note, for example, there is no disclosure of the royalty rate in the CanProbe agreement and no termination date. Most of the material terms are missing from the disclosure of the Scintomics license. Total milestone payments, royalty rates and potential termination date are not indicated with respect to the BACH licenses, and the research agreement terms are not clear. Milestone and royalty rates and terms are not disclosed for the Avacta license. Please also make conforming changes for each license agreement disclosed in Note 12 on page F-33 of the Consolidated Financial Statements of POINT Biopharma Inc.

22.   We note you have filed one of the CanProbe license agreements. File the remaining agreements disclosed in this section as exhibits as required by Item 601(b)(10) of Regulation S-K or tell us why you believe they are not required to be filed.

Government Regulation, page 177

23.   In the risk factor on page 50, you state that POINT's business involves the use of potentially hazardous substances, including chemical materials and potential exposure to radiopharmaceutical treatments, subjecting it to "federal, state, provincial and local laws and regulations in the United States, Canada and other foreign jurisdictions governing the use, manufacture, storage, handling, and disposal of medical and hazardous materials." Revise this section to address these material regulations, to the extent you have not. Refer to Item 101(h)(4)(ix) and (xi) of Regulation S-K.

POINT's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Research and Development, page 196

24.   We note the discussion of your product pipeline beginning on page 159 and that you have multiple products in varying stages of development and clinical testing. Please revise to provide more detail for your research and development expenses for each period presented, including but not limited to by product or program area. To the extent that you do not track expenses by product or program, please disclose as such.

Exhibits

25.   Please provide a form of proxy marked as "preliminary" with your next submission.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Eric Atallah at (202) 551-3663 or Brian Cascio at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at (202) 551-6902 or Chris Edwards at (202) 551-6761 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Laurie Burlingame, Esq.